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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                           ------------------------

                            SUMMIT AUTONOMOUS INC.
                  (formerly known as Summit Technology, Inc.)
                      (Name of Subject Company (Issuer))

                            ALCON ACQUISITION CORP.
                              ALCON HOLDINGS INC.
                     (Names of Filing Persons (Offerors))

                    Common Stock, Par Value $0.01 Per Share
      (including the associated Series A Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   86627E101
                   (CUSIP Numbers of Classes of Securities)

                           ------------------------

                           Elaine E. Whitbeck, Esq.
                              ALCON HOLDINGS INC.
                              6201 South Freeway
                         Fort Worth, Texas 76134-2099
                                (817) 551-8693
         (Name, Address and Telephone Number of Persons Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   Copy to:
                           Alan C. Stephenson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza

                               825 Eighth Avenue
                           New York, New York 10019

                                (212) 474-1000

                           ------------------------
                                 May 26, 2000
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[ X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes
below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to [ ] issuer tender-offer subject to Rule 14d-1. Rule 13e-4.

[ ] going private transaction subject to  [ ] amendment to Schedule 13 D under
    Rule 13e-3.                               Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]